Avino Silver & Gold Mines Ltd.

Consolidated Financial Statements
January 31, 2000, 1999 and 1998

Auditor’s Report

To the Shareholders of
Avino Silver & Gold Mines Ltd.

I have audited the consolidated balance sheet of Avino Silver & Gold Mines Ltd. as at January 31, 2000 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company’s management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

The audited consolidated financial statements as at January 31, 1999 and for the years ended January 31, 1999 and 1998 were examined by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 23, 1999.

Coquitlam, B.C.
April 26, 2000

“Matthew Hoogendoorn”
Chartered Accountant

Comments by Auditor for U.S. readers on Canada-U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. My report to the shareholders dated April 26, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Coquitlam, B.C.
April 26, 2000

“Matthew Hoogendoorn”
Chartered Accountant

Avino Silver & Gold Mines Ltd.
Consolidated Balance Sheets
January 31, 2000 and 1999

	2000		1999
	$		$
ASSETS
Current Assets
Cash		5,600		134,724
Accounts receivable		6,172		15,566
Due from related parties (Note 9(e))		1,320		263,648

		13,092		413,938
Mineral properties interests (Notes 1,3)		3,210,166		3,456,039
Due from related party (Note 9(e))		397,848
Investments (Note 4)		2,068,855		2,268,809
Other assets (Note 5)		117,401		229,176

		5,807,362		6,367,962

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		120,576		48,580
Due to related parties (Note 9(d))		42,259		50,757

		162,835		99,337
Debentures payable (Note 6)		1,365,175		1,339,744

		1,528,010		1,439,081

SHAREHOLDERS’ EQUITY
Share capital (Note 7(a))		12,595,199		12,745,896
Contributed surplus (Note 7(b))		184,967
Deficit		(8,398,945)		(7,715,146)

		4,381,221		5,030,750
Deduct: 14,180 shares held for future disposition – at cost		(101,869)		(101,869)

		4,279,352		4,928,881

		5,807,362		6,367,962

Approved by the Board of Directors

“Louis Wolfin”	“Ernest Calvert”

Director	Director

Avino Silver & Gold Mines Ltd.
Consolidated Statements of Operations and Deficit
Years ended January 31, 2000, 1999 and 1998

	2000		1999		1998
	$		$		$
Revenue
Interest and other		2,567		3,563		2,824

Expenses
Accounting and audit		31,204		46,134		49,639
Amortization of deferred financing charges		56,264		56,264		56,264
Finance		210,170		187,508		99,487
Foreign exchange loss		19,209		17,894		33,201
Legal		14,159		54,742		16,440
Office and miscellaneous		62,299		85,111		98,305
Regulatory and compliance fees		15,225		18,262		22,551
Salaries and benefits		38,416		46,322		52,314
Shareholder and investor relations		23,271		38,828		84,865
Travel and entertainment		3,935		11,888		21,184

		474,152		562,953		534,250
Loss before the following:		(471,585)		(559,390)		(531,426)
Equity in (loss) income of affiliate		(199,954)		(244,806)		92,627
Capital tax		(12,260)		(6,979)
Write-down of mineral property interest				(1,000,000)
Write-down of investment				(296,000)

Loss for the year		(683,799)		(2,107,175)		(438,799)
Deficit-beginning of year		(7,715,146)		(5,607,971)		(5,169,172)

Deficit-end of year		(8,398,945)		(7,715,146)		(5,607,971)

Loss per share		(0.15)		(0.48)		(0.11)

Avino Silver & Gold Mines Ltd.
Consolidated Statements of Cash Flows
Years ended January 31, 2000, 1999 and 1998

	2000		1999		1998
	$		$		$
Operating activities
Loss for the year		(683,799)		(2,107,175)		(438,799)
Items not affecting cash
Equity in loss (income) of affiliate		199,954		244,806		(92,627)
Amortization of deferred financing charges		56,264		56,264		56,264
Finance expense		210,170		187,508
Interest expense on debentures payable		(98,616)		(86,178)
Foreign exchange loss		19,209		17,894		33,201
Write-down of mineral property interest				1,000,000
Write-down of investment				296,000

		(296,818)		(390,881)		(441,961)
Net change in non-cash working capital items
(Note 13)		317,038		(137,583)		(538,500)

		20,220		(528,464)		(980,461)

Financing activities
Proceeds from issuance of share capital				74,060		1,397,645
Debentures retired in year		(12,325)

		(12,325)		74,060		1,397,645

Investing activities
Mineral properties interests		(28,585)		(67,780)		(283,494)
Mineral property option payments received		200,000		500,000
Increase in non-current related party receivable		(380,713)
Insurance proceeds on fire loss		74,458
Other assets		(2,179)

		(137,019)		432,220		(283,494)

(Decrease) increase in cash		(129,124)		(22,184)		133,690
Cash-beginning of year		134,724		156,908		23,218

Cash-end of year		5,600		134,724		156,908

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2000, 1999 and 1998

1. Nature of operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties.

The underlying carrying value of the mineral properties interests and related deferred exploration and development expenditures is dependent upon the existence of economically recoverable reserves, the ability of Avino to obtain necessary financing to complete the exploration and development, and the attainment of future profitable production.

Avino’s ability to meet its obligations as they fall due is dependent on cash flow from operations and the securing of additional financing from time to time. At January 31, 2000, Avino has a working capital deficiency of $149,743, and has obligations as described in Note 6 with respect to debentures payable. These consolidated financial statements have been prepared on a going concern basis, which assumes Avino will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Accordingly, Avino does not give effect to the adjustments, if any, that would be necessary should it be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

2 Summary of significant accounting policies

Basis of presentation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences between Canadian and United States generally accepted accounting principles are disclosed in note 11. All amounts shown in these consolidated financial statements are in Canadian dollars unless otherwise stated.

Joint venture

Avino’s interest in the joint venture with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”) is accounted for by the proportionate consolidation method. Accordingly, the accompanying consolidated financial statements include Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the joint venture.

Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence are accounted for using the equity method. Investments in the shares of other companies are accounted for at cost. Investments are written down when there is a decline in value that is other than temporary.

Foreign currency translation
Avino considers its Mexican affiliate to be a self-sustaining entity in what is currently a highly inflationary environment and therefore applies the temporal rate method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet dates. Non-monetary assets and liabilities are translated using their historical exchange rates. Revenues and expenses are translated at the average exchange rates for the year. Depreciation and amortization are translated at the same exchange rates as the assets to which they relate.

Foreign exchange gains and losses are included in operations, except for foreign exchange gains or losses relating to the debentures payable, which are deferred and amortized over the remaining lives of the debentures.

Mineral properties interests

Avino capitalizes the acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed not to contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development represent costs incurred to date and do not necessarily reflect present or future values.

Deferred financing costs

The costs associated with the issue of debentures payable are amortized to operations on a straight line basis over the period to maturity on issue.

Convertible debentures

Upon issuance, the convertible debentures are classified into equity and financial liability components at their present value. The financial liability is accreted by way of a charge to earnings over the conversion term of the debt.

Loss per share

Loss per share is based on weighted average number of common shares outstanding during the year, which for 2000 was 4,568,010 (1999 – 4,426,459; 1998 – 4,081,713). Fully diluted loss per share is not presented since it is not dilutive.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

Income taxes

Avino follows the deferral method of accounting for income taxes.

Comparative figures

Certain prior year figures have been reclassified to conform with the current year’s presentation.

3. Mineral properties interests

	2000		1999
	$		$
Bralorne Mine and Loco property (notes 3(a), (b))
Acquisition		1,273,222		1,273,222
Exploration and development		1,749,691		1,715,439
Mine and plant construction		1,159,334		1,239,808

		4,182,247		4,228,469
Less: Write-down		(1,000,000)		(1,000,000)
Less: Option payments received		(700,000)		(500,000)

		2,482,247		2,728,469

Minto and Olympic property (note 3(c))
Acquisition		222,900		222,900
Exploration		500,497		500,148

		723,397		723,048

		4,522		4,522

Other		3,210,166		3,456,039

a) Bralorne Mine and Loco property

The Bralorne Mine is located in the Bridge River Area near Lillooet, British Columbia and consists of 133 Crown granted mineral claims, five reverted Crown granted claims, four located mineral claims and two placer leases.

The property was acquired by Avino in 1991. It is subject to a 1.6385% net proceeds of production royalty in favour of Bralorne Resources Limited and additional royalty to a previous property owner equal to $0.50 per ton of concentrate, if the gold content is 3/4 oz. of gold per ton or more on certain claims.

The Loco claims comprise 21 Crown granted claims in the Lillooet Mining Division of British Columbia. The claims were acquired by Avino in 1991-1993.

At January 31, 1999, Avino reviewed the carrying value of its investment in the Bralorne Mine and Loco property and recorded a charge to operations of $1,000,000 to write down the combined carrying value of the property interest.

Avino’s interest in the Bralorne Mine and Loco property is subject to the joint venture and option described below, and a first charge granted in connection with the issue of debentures payable (Note 6).

b) Interest in joint venture

Under the terms of an option agreement dated July 21, 1993 and amended July 12, 1995, Bralorne Pioneer, a public company with common directors, earned a 50% interest in the Bralorne Mine and Loco property by making payments totaling $491,392, issuing 200,000 shares to Avino, and incurring exploration and development expenditures totaling $808,608 on the property.

Upon Bralorne-Pioneer earning its 50% interest in the Bralorne Mine and Loco property, a joint venture was formed between Avino and Bralorne-Pioneer. Each joint venturer is responsible for funding its 50% share of further exploration and development costs on the properties.

On November 23, 1998, an option agreement was entered into between Avino, Bralorne-Pioneer, and Coral Gold Corporation (“Coral”). Coral is a public company with common directors. Avino granted Coral an option to acquire 50% of its interest (an undivided 25% interest) in the Bralorne and Loco properties and in the Avino-Bralorne joint venture. In order to earn its interest, Coral paid $500,000 on acquiring the option, paid $200,000 in the year ended January 31, 2000 and is required to make further payments as follows:

By October 17, 2000	$200,000

October 17, 2001	200,000

October 17, 2002	200,000

October 17, 2003	200,000

October 17, 2004	250,000

In addition, Coral assumed a contingent liability of $700,000, being 50% of Avino’s share of the debentures payable by the Avino-Bralorne joint venture and must contribute 50% of Avino’s share of future costs in the Avino-Bralorne joint venture in accordance with the Joint Venture Agreement entered into between Avino and Bralorne-Pioneer on July 21, 1993.

Summarized financial information regarding Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the Avino-Bralorne joint venture is as follows:

	2000		1999
	$		$
Current assets		5,833		9,908
Non-current assets		1,826,232		1,951,504
Current liabilities		1,013,182		896,928
Debentures payable		1,365,175		1,438,516
Interest income		1,133		1,180
Expenses		178,792		164,014
Cash flows
Operating		(4,114)		(57,744)
Investing		11,317
Financing		(12,325)		(56,251)

The joint venture recovered $148,916 (Avino’s proportionate share: $74,458) as an insurance settlement for the loss by fire of a building and supplies on the Bralorne and Loco property. The amount received has been recorded as a reduction in the carrying value of mine and plant construction.

c) Minto and Olympic property

The Company holds a 100% interest in the Minto and Olympic mineral claims located in the Lillooet Mining Division of British Columbia, consisting of eight Crown grants and 32 reverted Crown granted claims.

On October 20, 1994, Avino entered into an option and joint venture agreement with International Wayside Gold Mines Ltd. (“Wayside”) to grant Wayside an option to acquire a 50% undivided interest in the Minto and Olympic claims over a five year period. This option was not exercised.

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
January 31, 2000, 1999 and 1998

4. Investments

	2000		1999
	$		$
Investment accounted for using the equity method
Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”)		2,029,735		2,229,689
Investments carried at cost
Bralorne-Pioneer Gold Mines Ltd.		25,000		25,000
Levon Resources Ltd.		14,120		14,120
		39,120		39,120
		2,068,855		2,268,809

Cia Minera Mexicana de Avino, S.A. de C.V.

Avino owns 49% of the issued common shares of Cia Minera, a company incorporated in Mexico and involved in the mining of commercial ores and resource exploration and development. Avino’s 49% share of Cia Minera’s shareholders’ equity is approximately $2,666,000 (1999 — $2,866,000).

Summarized financial information of Cia Minera in Canadian dollars is as follows:

	December 31,
	1999		1998		1997
	$		$		$
Balance Sheets
Assets
Current assets		2,225,230		2,605,772		3,274,648
Non-current assets		4,675,620		7,743,339		8,748,748

		6,900,850		7,743,339		8,748,748

Liabilities and Shareholders’ Equity
Current liabilities		1,459,664		1,604,961		1,811,802
Non-current liabilities				289,123		833,794
Shareholders’ equity		5,441,186		5,849,255		6,103,152

		6,900,850		7,743,339		8,748,748

Statement of Operations
Sales		10,731,154		10,965,607		11,539,541
Cost of sales		8,886,129		8,508,232		8,656,812

Gross profit		1,845,025		2,457,375		2,882,729

Expenses		2,253,094		2,956,980		2,693,694

(Loss) net income for the year		(408,069)		(499,605)		189,035

Cia Minera sells all its concentrate to Industrial Minera Mexico, S.A. de C.V. (“IMMSA”). As at January 31, 2000, there was no formal sales agreement between Cia Minera and IMMSA. As a result, there is no commitment for the sale of Cia Minera’s future production of concentrates.

There were no material transactions in Cia Minera requiring disclosure for the one-month periods ended January 31, 2000, 1999 and 1998.

Levon Resources Ltd.

Avino’s investment in Levon consists of 141,200 common shares (1999 – 141,200) with a quoted market value at January 31, 2000 of approximately $10,590 (1999 — $24,269).

Levon is a public company with common directors.

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 200,000 common shares (1999 – 200,000) with a quoted market value of approximately $22,000 (1999 — $25,000). In light of a continued depressed market value of Bralorne-Pioneer shares, Avino determined that the decline in market value at January 31, 1999 was other than temporary and wrote the carrying value of its investment down to market by a charge to operations of $296,000. Management believes the written down carrying value of its investments do not exceed fair value at January 31, 2000.

5 Other assets

	2000		1999
	$		$
Deferred financing charges related to issuing debentures payable (note 6)		281,317		281,317
Deferred foreign exchange loss on debentures payable		33,584		96,674
Accumulated amortization		(240,179)		(189,315)

Term deposits		74,722		188,676
		42,679		40,500

		117,401		229,176

The deferred financing charges consist of commissions, expenses and other consideration paid in connection with issuing the debentures payable and are being amortized on a straight-line basis over the period to maturity on issue of the debentures.

The deferred foreign exchange loss results from fluctuation in the U.S. dollar relative to the Canadian dollar, and is being amortized over the remaining lives of the debentures.

The term deposits relate to security deposits with government authorities for reclamation work to be performed on Avino’s Bralorne, Loco and other mining properties. These funds are unavailable for general use without the government’s consent. Interest on these funds accrues to the benefit of Avino.

6 Debentures payable

On August 31, 1995, Avino, together with Bralorne-Pioneer (collectively the “Issuers”), completed a joint offering of 2,000 Mortgage Bond units. Each unit consists of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer, of which 50 were newly issued by Bralorne-Pioneer and the other 50 were sold by Avino, resulting in the sale, by Avino, of 100,000 common shares of Bralorne-Pioneer. The debentures bear interest at 7% payable annually, and by amendment in the 1999 fiscal year now mature and are due on October 25, 2002. The debentures are not redeemable prior to the maturity date. The debentures are secured by a first charge over the Issuers’ interests in the Bralorne Mine and Loco property (Note 3). The payment of principal and interest on the Bonds is subordinated to future indebtedness of the Issuers to a Canadian Chartered Bank or Trust Company, up to a maximum of U.S. $2,000,000.

The debentures are joint and several obligations of the Issuers, with recourse against Avino limited to Avino’s interest in the Barlorne Mine and Loco property.

In addition to the extension of the maturity date of the debentures from October 19, 2000 to October 25, 2002, the new terms approved on February 10, 1998 are as follows:

a)	The debentures were convertible into units of Avino consisting of one common share of Avino and one common share purchase warrant, on or before January 5, 2000. The conversion price was equal to the average closing price of Avino’s shares on the Vancouver Stock Exchange for the ten trading days immediately preceding the date of notice of conversion. Each warrant entitles the holder to purchase one common share of Avino at an exercise price equal to the conversion price in year one. In the second year from the date of the notice of conversion, the exercise price increases by 15%.

b)	Subsequent to January 5, 2000, the debentures are exchangeable, at the holder’s option, into gold certificates on the basis of one gold certificate representing ten troy ounces of gold for every U.S. $4,000 principal amount of debentures.

c)	For those Mortgage Bonds converted into units of Avino, 50% of the principal amount of such Mortgage Bonds converted shall be considered an amount due and owing from Bralorne-Pioneer to Avino in consideration of Avino’s issuance of the units for the entire principal amount of Mortgage Bonds converted.

In the event that Bralorne-Pioneer has not repaid to Avino its 50% share of the extinguished principal amount by October 25, 2002, then Bralorne-Pioneer’s interest in the Bralorne Mine Property shall be diluted in accordance with the provisions of the Option and Joint Venture Agreement between the parties dated July 21, 1993 as amended July 12, 1995. In that case, Bralorne’s failure to pay Avino on or before the maturity date will be treated as a failure to contribute its required share of costs under the Joint Venture Agreement.

During the fiscal year ended January 31, 2000, U.S. $23,000 (Cdn. $34,270) of the debentures were converted into Avino units at the exercise price of Cdn. $0.59, and the Issuers retired an additional US$17,000 of the debentures (Cdn. $24,650). During the fiscal year ended January 31, 1999, U.S. $77,000 (Cdn. $113,037) of the debentures were converted into units of Avino at exercise prices ranging from Cdn. $1.21 — $1.82.

At January 31, 2000 Avino’s proportionate share of the debentures payable was U.S. $941,500 (Cdn. $1,365,175) January 31, 1999 – U.S. $961,500 (Cdn. $1,433,116). At January 31, 2000, accrued interest of $26,124 has been included in accounts payable and accrued liabilities with respect to the debentures.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the debentures were split between long-term and equity components at the time of their amendment and the addition of the conversion option feature. The debt component reflects the present value of interest and principal after factoring out the conversion premium option value (equity component). The equity component of $194,702 recorded was accreted over the term of the conversion option to the principal and interest amounts payable by a charge to earnings. On expiry of the conversion option on January 5, 2000, the portion of the equity component allocated to the debentures not converted into units of Avino ($184,967) has been transferred to contributed surplus.

The following is an analysis of changes in the carrying value of Avino’s 50% proportionate share of the debentures payable:

	January 31,
	2000		1999
	$		$
Balance, beginning of year		1,339,744		1,471,000
Conversion to shares		(17,135)		(56,518)
Foreign exchange		(38,481)		18,634
Debentures retired		(12,325)

		1,271,803		1,433,116

Conversion option premium				(194,702)
Finance expense		210,170		187,508
Interest expense		(116,798)		(86,178)

		93,372		(93,372)

Balance, end of year		1,365,175		1,339,744

7 Share capital

(a) Authorized

25,000,000 common shares without par value

Common shares issued

	2000			1999			1998
	Shares	Amount		Shares	Amount		Shares	Amount
		$			$			$
Balance-Beginning of year	4,519,635		12,745,896	4,339,027		12,364,097	3,580,727		10,966,452

Shares issued for cash
Private placements				85,000		59,500	343,750		550,000
Exercise of options							194,500		495,565
Exercise of warrants				8,000		14,560	220,050		352,080
Conversion of
debentures payable (note 6)	58,051		34,270	87,608		113,037
Equity component -
debentures (note 6)			(184,967)			(194,702)

	58,051		(150,697)	180,608		381,799	758,300		1,397,645

Balance-End of year	4,577,686		12,595,199	4,519,635		12,745,896	4,339,027		12,364,097

(b) Contributed surplus

	2000	1999
	$	$

Equity component of debentures-conversion options expired (Note 6)	184,967	—

(c) Stock options

	Underlying Shares	Exercise Price
Stock options outstanding, January 31, 1997	339,000	$1.10-$3.20
Granted	14,000	$2.61
Exercised	(194,500)	$1.10-$2.61
Expired	(41,000)	$1.10-$3.20

Stock options outstanding, January 31, 1998	117,500	$2.58-$2.64
Granted	365,000	$2.20
Expired/terminated	(70,000)	$2.20-$2.61

Stock options outstanding, January 31, 1999	412,500	$2.20-$2.64
Granted	15,000	$0.60
Expired	(35,000)	$0.60-$2.58

Stock options outstanding, January 31, 2000	392,500	$0.60-$2.58

The exercise price of stock options for the purchase of a total of 372,000 shares were amended in the fiscal 2000 year from $2.20-$2.64 per share to $0.60 per share.

Stock options outstanding at January 31, 2000 consist of options for the purchase of 20,000 shares at a price of $0.60 per share expiring January 21, 2002, 352,500 shares at a price of $0.60 per share expiring February 3, 2000, and 20,000 shares at a price of $2.58 per share expiring April 16, 2001.

(d) Warrants

	Underlying Shares	Exercise Price
Warrants outstanding, January 31, 1997	70,000	$4.00
Granted	343,750	$1.60
Exercised	(220,050)	$1.60
Expired	(193,700)	$1.60-$4.00

Warrants outstanding, January 31, 1998	—	—
Granted	172,608	$0.70-$1.82
Exercised	(8,000)	$1.82

Warrants outstanding, January 31, 1999	164,608	$0.70-$1.45
Granted	58,051	$0.59-$0.68
Expired	(85,000)	$0.70

Warrants outstanding, January 31, 2000	137,659	$0.59-$1.45

8 Income taxes

Avino has available for carry forward for Canadian tax purposes net capital losses of $778,000 (1999 -$778,000) and non-capital losses of $2,776,000 (1999 — $2,676,000). The capital losses can be used to offset future capital gains and any unutilized portion may be carried forward indefinitely. The non-capital losses can be used to offset taxable income in future years and expire as follows:

$
2001	157,000

2002	525,000

2003	523,000

2004	546,000

2005	390,000

2006	263,000

2007	372,000

2,776,000

The future income tax benefit which may result from the deduction of these unclaimed capital and non-capital losses has not been recorded in the accounts. Relevant taxation legislation contains provisions which may reduce or deny the claiming of these amounts, or a portion thereof, upon the occurrence of certain events, including changes in the company’s business and control of the company

9 Related party transactions

Transactions with related parties not disclosed elsewhere in these consolidated financial statements are as follows:

(a)	Avino has contracted Oniva International Services Corporation (“Oniva”) to provide Avino with management and administrative services. Avino is one of six affiliated companies that beneficially own Oniva.

Avino paid Oniva the following amounts for administrative services and expenses:

	2000		1999		1998
	$		$		$
Shareholder and investor relations						20,074
Salaries and benefits		38,416		46,322		64,004
Office and miscellaneous		36,886		62,162		63,369

		75,302		108,484		147,447

Avino reimbursed the following amounts incurred by Oniva on behalf of Avino and its 50% interest in the Avino/Bralorne-Pioneer joint venture:

	2000		1999		1998
	$		$		$
Mineral properties expenditures		70,345		57,804		281,122

(b)	In 1997, Avino entered into a consulting agreement with Frobisher Securities Ltd. (“Frobisher”), a private company controlled by a director. The agreement is for five years expiring on August 1, 2001, and remuneration is set at $2,500 per month. In the event of a change of control of Avino, and the resignation or removal of the consultant as director, the full amount of the remaining payments becomes due. In 2000, Avino paid $30,577 (1999 - $30,000) to Frobisher for consulting fees and expenses.

(c)	Avino received reimbursement of $36,168 in the year ended January 31, 2000 from Coral Gold Corporation under the terms of the option agreement under which Coral can earn a 25% interest (50% of Avino’s 50% interest) in the Bralorne and Loco property, and the Avino/Bralorne-Pioneer joint venture.

(d) Due to related parties comprises the following accounts payable:

	2000		1999
	$		$
Frobisher Securities Ltd.		34,885		16,050
Coral Gold Corporation		6,950
Oniva International Services Corporation		424		34,707

		42,259		50,757

(e) Due from related parties classified in current assets comprise the following accounts receivable:

	2000		1999
	$		$
Barlorne-Pioneer Gold Mines Ltd.				263,648
Levon Resources Ltd.		1,320
		1,320		263,648

The amount due from Bralorne-Pioneer represents costs and advances recoverable with respect to the joint venture expenditures funded by Avino. At January 31, 2000 the amount of $397,848 due from Bralorne-Pioneer has been classified as a non-current asset. Avino subsequently agreed to accept 1,591,392 shares of Bralorne-Pioneer in settlement of the receivable.

10 Financial instruments

Foreign exchange risk

Avino’s debentures payable are for settlement in U.S. dollars. In addition, Avino has a significant investment in Cia Minera, which maintains its accounts in Mexican pesos. Avino is exposed to risk of loss depending on the relative movements of the U.S. dollar and Mexican peso against the Canadian dollar. Avino is not engaged in the use of forward exchange contracts to hedge against fluctuations in the relative exchange rates.

Interest rate risk exposure

All of Avino’s financial assets and liabilities are non-interest bearing, except for the debentures payable, which bear interest at a fixed rate of 7% per annum.

Fair values of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in fair value of a financial asset is other than temporary, the financial asset is written down to its fair value.

Avino’s financial instruments include accounts receivable, amounts due from related parties, accounts payable and accrued liabilities, due to related parties and debentures payable. The fair values of these financial instruments approximate their carrying value.

11 Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of Avino have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on Avino’s consolidated financial statements are summarized below:

	2000		1999		1998
	$		$		$
Consolidated statements of operations
Loss for the year under Canadian GAAP		(683,799)		(2,107,175)		(438,799)
Write-down of investments(1)		(6,530)		285,000		(126,000)
Deferred foreign exchange gain (loss)(iv)		57,690		(474)		(90,800)
Finance expense of debentures(vi)		111,554		83,148
Loss for the year under U.S. GAAP(iii)		(521,085)		(1,739,501)		(655,599)
Loss per share under U.S. GAAP(vii)		(0.11)		(0.39)		(0.16)

	2000			1999
	Canadian GAAP$	U.S. GAAP		Canadian GAAP$	U.S. GAAP
		$			$
Consolidated Balance sheets(iii)
Investments(1)	2,068,855		2,062,325	2,268,809		2,268,809
Other assets(iv)	117,401		84,866	229,176		132,501
Mineral properties interests(ii)	3,210,166		2,486,769	3,456,039		2,732,991
Debentures-Liability(vi)	(1,365,175)		1,365,175)	(1,339,744)		(1,433,116)
Debentures-Equity(vi)	(194,702)			(194,702)
Deficit	(8,398,945)		(8,966,705)	(7,715,146)		(8,445,620)

(I) Investments

U.S. GAAP requires long-term investments to be recorded at the lower of cost or market. Canadian GAAP does not require a write-down to market value unless the impairment to long-term investments is considered other than temporary.

(ii) Mineral properties interests

U.S. GAAP requires exploration costs to be expensed in the period occurred, whereas Canadian GAAP allows for the deferral of these costs. Accordingly, Avino’s costs incurred relating to the Minto and Olympic properties of $723,397 would have been charged to operations in the years incurred.

(iii) Income taxes

U.S. GAAP requires the use of the asset and liability method of accounting for income taxes, whereas the deferral method of accounting for income taxes is used under Canadian GAAP. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The amount taken into income as deferred tax asset must reflect that portion which is likely to be realized from future operations. Considering Avino’s cumulative losses in recent years, Avino has chosen to provide an allowance of 100% against all deferred tax assets.

(iv) Deferred foreign exchange gains and losses

Under U.S. GAAP, foreign exchange gains and losses are expensed in the period incurred. Under Canadian GAAP, foreign exchange gains and losses relating to long-term monetary items, such as the debentures payable, are deferred and amortized.

(v) Joint Venture

U.S. GAAP requires that joint ventures be accounted for using the equity method; however, the Securities and Exchange Commission permits the use of the proportionate consolidation method under IAS standards. Canadian GAAP requires that the proportionate consolidation method be used.

(vi)	U.S. GAAP requires that convertible debentures be classified entirely as a liability. Canadian GAAP requires that convertible debentures are split between their debt and equity components.

(vii)The weighted average number of common shares used to calculate the loss per share under

Canadian

GAAP is equal to the weighted average number of common shares under U.S. GAAP.

12 Segmented information

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral properties interests held by Avino are located in Canada.

13 Net change in non-cash current assets and liabilities

	2000		1999		1998
	$		$		$
Accounts receivable		9,394		152,693		(166,047)
Due from related parties		262,328		(103,113)		(103,749)
Accounts payable and accrued liabilities		53,814		(5,089)		(20,218)
Due to related parties		(8,498)		(182,074)		(248,486)

		317,038		(137,583)		(538,500)

14 Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The Company’s own financial accounting functions are not technologically dependent. Although the change of date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may effect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.